UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NWPX Infrastructure, Inc.

(Exact name of registrant as specified in its charter)

Oregon	0-27140	93-0557988
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 NE Park Plaza Drive, Suite 100

Vancouver, WA 98684

(Address of principal executive offices and Zip code)

Aaron Wilkins

Senior Vice President, Chief Financial Officer, and Corporate Secretary

360-397-6250

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q‑1 under the Securities Exchange Act (17 CFR 240.13q‑1) for the fiscal year ended __________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act directed the Securities and Exchange Commission (the “SEC”) to adopt rules mandating issuers that are required to file reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to make specialized disclosures and conduct related diligence concerning specified minerals and their derivative metals determined by the United States government to be financing conflict in the Democratic Republic of Congo or adjoining countries. Under the SEC’s implementation of Section 1502, through the adoption of Section 13(p) of the Exchange Act and the promulgation of Rule 13p‑1 thereunder, companies that manufacture or contract to manufacture products that contain “Conflict Minerals” (defined below) that are necessary to the product’s functionality or production must file this Form SD Specialized Disclosure Report on an annual basis. This report on Form SD is filed for the reporting period January 1, 2025 through December 31, 2025. “Conflict Minerals” include columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives that the United States Secretary of State may designate in the future.

For the purposes of complying with this requirement, NWPX Infrastructure, Inc. (the “Registrant”) has determined, based on the reasonable country of origin inquiry described below, that with respect to its necessary Conflict Minerals, it either (i) has no reason to believe that such necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or (ii) reasonably believes that such necessary Conflict Minerals came from recycled or scrap sources.

The Registrant is a leading manufacturer of water-related infrastructure products. The Registrant’s Water Transmission Systems segment is the largest manufacturer of engineered water transmission systems in North America and produces steel casing pipe, bar-wrapped concrete cylinder pipe, and pipeline system joints and fittings. The Registrant’s Precast Infrastructure and Engineered Systems segment provides solution-based products for a wide range of markets including high-quality precast and reinforced concrete products, lined precast sanitary sewer system structures, water distribution and management equipment including pump lift stations, wastewater pretreatment, and stormwater quality products. The Registrant does not directly purchase any Conflict Minerals. The Registrant relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to it. The Registrant conducted an inquiry in which it asked certain suppliers to state (a) whether any of the materials they supplied to the Registrant contained a Conflict Mineral and (b) if so, to provide a complete country of origin narrative stating the national origin of the Conflict Minerals used, including whether or not they were gathered from scrap or recycled origins. Inquiries were sent, and responses received and reviewed, by employees in the Registrant’s purchasing operations department. All inquiries were made in writing and accompanied by information regarding the reason for such inquiry. All suppliers were requested to respond in writing on company letterhead. Certain other due diligence procedures were performed in regards to suppliers that did not respond to the initial inquiry or repeated follow up requests.

The results of this inquiry established that only a very limited number of the Registrant’s supplies contain Conflict Minerals, and only two Conflict Mineral derivatives—niobium (a form of columbite-tantalite) and tin—are present in the materials used by the Registrant in its products. Certain of the Registrant’s suppliers indicated that such Conflict Minerals were included in the alloys purchased by the Registrant to fabricate its pipe products. Therefore, the Conflict Minerals may be deemed necessary to the functionality or production of a product manufactured by the Registrant under the applicable regulations.

The suppliers that indicated that they were supplying the Registrant with materials that may contain Conflict Minerals also represented to the Registrant that the niobium or tin supplied to the Registrant either (i) came from recycled or scrap sources or (ii) originated in North or South America and did not originate in the Democratic Republic of the Congo or an adjoining country. The Registrant has no reason to believe these representations are untrue given the facts and circumstances surrounding those representations.

In accordance with Section 13(p) of the Exchange Act, as soon as reasonably practicable after we file this Form SD with the SEC, this report will be available at the Investor Relations section of our website, www.nwpx.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NWPX INFRASTRUCTURE, INC.

/s/ Scott Montross
By:	Scott Montross
Title:	Director, President, and Chief Executive Officer

Date: May 29, 2026